EXHIBIT 12-a

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the years indicated is as follows:

	Fiscal Year Ended December 31
	1999		2000	2001	2002	2003
Ratio of Earnings to Fixed Charges		38.15
Deficiency of Earnings Available to Cover Fixed Charges	$		$(9,903)	$(34,825)	$(36,064)	$(61,908)

For purposes of computing these ratios, earnings represent income from operations before income taxes and fixed charges. Fixed charges represent interest expense plus the interest factor in rental expenses.

There were insufficient earnings available to cover fixed charges for 2000, 2001, 2002 and 2003. As a result, the ratio of earnings to fixed charges was less than 1.0 for these periods. The deficiencies of earnings to fixed charges for these periods are indicated in the table above.